

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2018

Timothy Orr
President
My Cloudz, Inc.
4010 East Tanager Lane, #A
Mead, Washington 99021

> **Re: My Cloudz, Inc.**
> **Current Report on Form 8-K/A**
> **Filed March 1, 2018**
> **File No. 000-55852**

Dear Mr. Orr:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Current Report on Form 8-K/A Filed March 1, 2018

General

1.   We note your December 14, 2017 press release indicates that customers can now purchase products through your website using Bitcoin.   Please provide the following additional information with a view toward disclosure:

- Tell us whether you intend to hold Bitcoin or monetize it at the time of sale.
- Tell us what consideration you gave to including a risk factor discussing the impact of holding such assets and/or accepting this form of payment.
- Tell us what consideration you gave to including a risk factor discussing the volatility of the Bitcoin, liquidity issues and the impact holding such assets may have on your balance sheet, statement of operations and statement of cash flows.
- Tell us whether you intend to use a specific exchange to convert your Bitcoin into US dollars or other fiat currency.
- Tell us what about any security concerns or other limitations associated with any particular exchange you intend to use.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ibolya Ignat at 202-551-3636 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.

                                                    Division of Corporation Finance
                                                    Office of Healthcare & Insurance

cc: Thomas E. Puzzo